Exhibit 99.1

Enthusiast Gaming Launches Project GG Alpha

TORONTO, Sept. 23, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today provided an update on the development of its social network for gamers, Project GG. Project GG will be a cross

-platform, gaming-centric social network, uniting gaming and esports fans on desktop and mobile. The Company announced that it has deployed an initial invitation-only release of Project GG (“Project GG Alpha”).

Project GG will enhance the Company’s ability to deliver a more complete fan experience with a targeted, engaged, and personalized product for gamers and customers alike and represents a significant step towards the Company’s evolution to becoming a technology-powered, media, esports, and entertainment company.

“Gaming is a core part of the identity of gamers around the world. We’ve long dreamed about creating an ecosystem where those gamers can show off their unique gamer identity and connect with others who share the same passion - and Project GG’s Alpha release is the first step to creating such a place,” said Menashe Kestenbaum, President of Enthusiast Gaming. “With the expansive reach and expertise that Enthusiast Gaming has cultivated through the years we are in a unique position to build a product that has the potential to disrupt the landscape of the gaming industry.”

Key features of Project GG will include:

•	Ability to Create a Unique Gamer Profile: Users of Project GG will have the ability to create a custom profile, using a universal gaming ID, and identifying their previous rankings, events attended, favourite games, and hardware.

•	Custom Content Feeds: Project GG will integrate with popular gaming platforms including Steam, Xbox Live, and Battle.net, which will allow users to link their gaming IDs in one centralized location. These linked IDs will enable Project GG to automatically integrate game titles the users play, as well as their ranks and statistics, which enables the generation of a customized content feed and user experience.

•	Extensive Game Library: Project GG will recognize and categorize against a library of over 10,000 games. If a user connects their gaming platform IDs, their content will be automatically curated against the game titles they play. Alternatively, users will have the ability to search and select individual game titles to add to their library.

•	Social Media Integration: Users will have the ability to connect existing social media accounts (including Twitch and Twitter) inside Project GG, providing a single feed from which to find friends, watch and follow popular streamers and content creators, and to share gaming content.

•	Matchmaking and Discovery: Gamers will have the ability to discover new friends with common interests, and to compete in both casual and professional competitions through the discovery features. Gamers will also have the chance to form teams, earn the opportunity to play against top streamers and content creators, or to connect with professionals to coach them to reach the next level.

•	Trust and Accountability Ratings: Cheater detection systems will flag suspicious behaviour, while gamers can also improve trust rankings by providing additional information and being “vouched for” by friends and fellow gamers.

Project GG is intended to initially target the English-speaking gaming market. Deployment and initial growth strategies for Project GG include utilizing the Company’s media and content platform to aggregate users inside Project GG. The Company’s media and content platform generated approximately 10.4 billion views of content in Q2 2021. The Company also intends to utilize its talent roster to draw audiences into Project GG. The Company’s talent roster includes relationships with over 500 gaming content creators and influencers. The product will be monetized through targeted advertising, premium content, subscription offerings, and web/in-app purchases, with other monetization streams still under consideration by the Company.

Project GG Alpha will serve as a test version of the gaming social network, while offering feedback to Enthusiast Gaming’s design and user experience teams. Project GG Alpha is expected to be live until early 2022, at which time Project GG will transition to a beta version.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted Gen Z and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:
Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing and completion of the development of Project GG, the functionality of Project GG and Project GG Alpha, the deployment, growth, and monetization strategies for Project GG, and synergies between these products and the existing business of the Company.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.